Professional Services Agreement

This Professional Services Agreement (the "PSA") is Made and entered into this 31st day of August, 2021 (the "Effective Date") by and between John Galt Power, LLC, a duly formed Delaware Limited Liability Company in good standing with a business address of 414 Church Street, Suite 308, Sandpoint, Idaho 83864, acting on behalf of an entity to be formed, (JGP), and ███████████ a natural person of the age of majority with an address of 1110 Superior Street, Sandpoint, Idaho 83864 (Contractor). JGP and CONTRACTOR may be individually referred to herein as a "Party" and collectively referred to as the "Parties".

WHEREAS, JGP is in the business of, *inter alia*, providing low carbon low pollution reliable energy solutions to users thereof; and

WHEREAS, CONTRACTOR is in the business of, *inter alia*, designing, constructing, commissioning and operation of low carbon and pollution emission electric generators; and

WHEREAS, JGP desires to have CONTRACTOR provide the professional services set forth under the scope of work set forth in this PSA, and CONTRACTOR desires to provide those services to JGP; and

WHEREAS, CONTRACTOR and JGP executed that certain Framework Agreement dated August 31st, 2021, (the "Framework Agreement") setting forth the general terms of their working relationship with regard to the development of various advanced data centers and the power requirements related thereto; and

WHEREAS, CONTRACTOR and JGP executed that certain Confidentiality and Non-Disclosure Agreement dated August 31st, 2021, (the "NDA"), memorializing the obligations of the Parties with regard to the confidentiality and use of information exchanged between them; and

WHEREAS, this PSA is entered into pursuant to the Framework Agreement and the NDA to memorialize the understanding of the Parties with regard to the scope of work, and terms and conditions for that work, to be provided by CONTRACTOR to JGP with regard to the provision of a custom designed prototype 15KW capacity homopolar generator (the "Project"); and

WHEREAS, the Parties hereby agree that this PSA, the Scope of Work and Payment Terms set forth in this PSA, and all documents and other information produced and exchanged by the Parties under the terms and conditions of this PSA shall be defined as Confidential Information under the NDA;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, and intending to be legally bound, the Parties do hereby agree as follows:

1. **Scope of Work to Be Provided by CONTRACTOR to JGP:**

The Scope of Work to be provided by CONTRACTOR to JGP is set forth in Exhibit A, attached hereto and made a part hereof.

2. **Payment Terms for Professional Services Provided by CONTRACTOR:**

The Payment Terms for the professional services to be provided by CONTRACTOR to JGP under this PSA Agreement are set forth in Exhibit B, attached hereto and madee a part hereof.

3. **Duties and Obligations of CONTRACTOR to JGP:**

a) CONTRACTOR shall perform the work and render the services as set forth on Exhibit A hereto in accordance with the Project Schedule to be agreed to by the Parties; and

b) CONTRACTOR shall use sound and professional principles and practices in accordance with normally accepted industry standards in performing the work and rendering the services provided hereunder; and

c) CONTRACTOR's performance shall reflect its best professional knowledge, skill and judgment; and

d) CONTRACTOR shall work cooperatively with JGP personnel in the development of the Project; and

e) CONTRACTOR shall comply with all local, state and federal regulations pertaining to the work to be performed under this PSA; and

f) CONTRACTOR shall provide the work space for the production of the Project and all necessary equipment of any nature related to the Project, except for the following equipment that will need to be paid for and provided by JGP.

i. Shipment of Waterjet from Maui, HI (which shall remain the property of CONTRACTOR;

ii. Payment of fee for Solidworks CAD software; and

iii. Payment of fee for Matlab processing software; and

iv. Electronics lab equipment as required; and

v. Tooling and equipment as required to produce the Project.

4. **Duties and Obligations of JGP to CONTRACTOR:**

a) JGP shall provide a project manager and a helper to CONTRACTOR; and

b) JGP shall secure all raw materials required by CONTRACTOR to build the Project, and transport them to the CONTRACTORS facility, all at JGP's cost; and

c)   JGP shall provide the necessary testing equipment to prove that the Project works as intended;

d)   JGP shall, in addition to or in the alternative to section 3 f) above, subject to agreement of CONTRACTOR, have components manufactured by outside vendors in such a manner as to keep the confidentiality of the project. Such components will be made from plans and specifications provided by CONTRACTOR.

e)   JGP shall provide additional labor as required to produce the Project.

5.   Coordination of Work:

CONTRACTOR shall work with Walt Teter as Project Manager for JGP, and ██████████ as assistant. CONTRACTOR shall coordinate his work with Walt Teter, who shall have authority to represent JGP with regard to the Project.

6.   Term and Termination.

a)   Term: This PSA shall become effective on the Effective Date and shall continue in effect until terminated by the Parties by mutual agreement or until a period of one (1) year has passed since the completion of the work set forth on Exhibit A hereto, and no new work assignment has been requested by CONTRACTOR and agreed to by JGP ("Term").

b)   Termination Upon Default: Either Party may immediately terminate this PSA if a Default, as defined below, by the other Party has occurred and is continuing by giving written notice thereof to the defaulting Party. Termination of this PSA shall not relieve the Parties of any obligation accruing with respect to this PSA prior to such termination, or the obligation of CONTRACTOR set forth in paragraph 6. d) below. The term "Default" shall mean any of the following:

i)   failure by a Party to comply with or to perform any provision or condition of this PSA for thirty (30) days after written notice thereof to such Party; provided, however, if in the exercise of due diligence a breach shall require more than the thirty (30) days to cure, a Party shall not be default hereunder if it shall commence the cure within thirty (30) days and shall proceed to complete the cure with due diligence; or

ii)   a Party becomes insolvent, is unable to pay its debts as they mature or is the subject of a petition in bankruptcy, whether voluntary or involuntary, or of any other proceeding under bankruptcy, insolvency or similar laws; or makes an assignment for the benefit of creditors; or is named in, or its property is subject to, a suit for appointment of a receiver; or is dissolved or liquidated; or

iii)   any warranty made in this PSA is breached, false, or misleading in any material respect.

c)   Other Remedies: In the event of a Default, whether or not this PSA has been terminated as provided herein, the non-defaulting Party shall be entitled to pursue any remedy provided in law or equity. Each Party agrees that in addition to, and without limiting any other remedy or right the other may have, a non-defaulting Party shall have the right to seek an injunction or restraining order. In no event whatsoever shall either party be liable to the other hereunder for any incidental, indirect, special, consequential or punitive damages or lost profits under any tort, contract, strict liability or other legal or equitable theory arising out of or pertaining to the subject matter of this PSA, even if said Party has been advised of the possibility of or could have foreseen such damages.

7.   **General Provisions:**

a)   Further Responsibilities of Parties: The Parties agree to use reasonable care and diligence to perform their respective obligations under this PSA. The Parties agree to act in good faith to execute all instruments, prepare all documents and take all actions as may be reasonably necessary to carry out the purposes of this PSA. Unless hereafter specified, neither Party shall be responsible for the service of the other.

b)   Choice of Law and Forum: This PSA shall be construed and interpreted both as to validity and to performance of the Parties in accordance with the laws of the State of Idaho. Legal actions concerning any dispute, claim or matter arising out of or in relation to this Agreement shall be instituted solely and exclusively in the District Court of the County of Bonner, State of Idaho, and the Parties agrees to submit to the personal jurisdiction of such court in the event of such action, and to waive any defenses of any nature whatsoever as to the selected forum.

c)   Waiver: No delay or omission in the exercise of any right or remedy by a non-defaulting Party on any default shall impair such right or remedy or be construed as a waiver. A Party's consent to or approval of any act by the other Party requiring the Party's consent or approval shall not be deemed to waive or render unnecessary the other Party's consent to or approval of any subsequent act. Any waiver by either Party of any default must be in writing and shall not be a waiver of any other default concerning the same or any other provision of this Agreement.

d)   Entire Agreement/Waiver/Amendment: This document, including attachments and exhibits hereto and any documents incorporated by reference herein, constitutes the entire agreement and understanding between the Parties regarding the subject matter hereof, and supersedes and merges all prior discussions and all oral and/or written agreements between them relating thereto except for the Framework Agreement and NDA noted in the recitals above. No waiver, modification or amendment to this PSA shall be valid unless in writing, signed by the Parties hereto. No usage of trade or course of dealing between or among any persons having any interest in this PSA will be deemed effective to modify, amend or discharge any part of this PSA or any rights or obligations of any Party hereunder. No failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.

e)   Severability: Whenever possible, each provision of this PSA shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this PSA shall be found to be illegal or invalid under applicable law, such provision shall be either modified to conform to applicable law or considered ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this PSA. If the finding of illegality or invalidity has a material impact upon the economic expectation of the parties hereto, the parties agree to make appropriate modifications to this PSA to take such impact into account.

f)   Counterparts: This PSA may be executed in counterparts, including by means of telecopied signature pages, any one of which need not contain the signature of more than one party, each of which shall be deemed an original, but all of which together shall constitute the entire PSA.

John Galt Power, LLC a Delaware Limited Liability Company

By: _____

Name: George Wentz

Title: Manager *of Make a Difference Ventures, GP. LLC Manager*

████████ **CONTRACTOR**

████████

EXHIBIT A

SCOPE OF WORK

1.   Representation and Warranty Regarding Work

CONTRACTOR represents and warrants that it:

>   (a) has thoroughly investigated and considered the scope of services to be performed; and

>   (b) has carefully considered how the services should be performed; and

>   (c) fully understands the difficulties and restrictions attending performance of the services under the PSA.

Should CONTRACTOR discover any latent or unknown conditions, which will materially affect the performance of the services hereunder, CONTRACTOR shall immediately inform JGP of such fact and shall not proceed except at CONTRACTOR's risk until written instructions are received from the JGP Representative.

2.   Customized Project Development

CONTRACTOR shall provide to JGP a comprehensive design for a prototype homopolar generator capable of generating 15Kw (the "Project"). CONTRACTOR shall provide a complete schedule of supplies and materials required for the production of the Project.

3.   Development of Project Schedule

CONTRACTOR shall develop, in conjunction with JGP, a Project Schedule that shall set forth the timeline upon which the complete creation of the Project shall proceed. This Project Schedule shall be broken in to phases consistent to meet the goals set by JGP for the completion of the Project.

4.   Project Management

CONTRACTOR shall diligently work to complete the Project on the Project Schedule so that a complete, operating prototype 15Kw homopolar generator is completed and operational on the timeline agreed on the Project Schedule.

5.   Operation of Power Package and Sale of Power by CONTRACTOR to JGP

CONTRACTOR shall be responsible for the operation of the Project during the planning, production, and testing of the Project.

EXHIBIT B

PAYMENT TERMS

The Parties agree that payment for the services performed, and work provided under the terms and conditions of this PSA shall be provided for a payment to CONTRACTOR of one hundred and fifty thousand dollars for the first year. The payment will be made in three $50,000 installments as follows:

1.   The first $50,000 within five business days of the time this PSA is executed by the Parties.

2.   The second installment shall be made upon certification by CONTRACTOR that the safe room is completed at CONTRACTOR's facility, the CAD drawings for the Project are complete, and all raw materials for production of the Project are on site at the CONTRACTOR's facility.

3.   The final installment shall be made upon the completion of the operating protype.

In addition, CONTRACTOR shall be issued fifteen percent (15%) of the ownership of John Galt Power, LLC pursuant to an Operating Agreement for John Galt Power, LLC to be executed simultaneously with the execution of the PSA.

IN ACCOUNT WITH

O'NEILL & BORGES LLC

250 AVE MUÑOZ RIVERA, SUITE 800
SAN JUAN, PR 00918-1813
TEL. (787) 764-8181
FAX (787) 753-8944

August 13, 2021

FEATHERWOOD GAS & POWER, INC.
JEFFREY OETTING
1100 NASA ROAD ONE, SUITE 566
HOUSTON, TX 77058

Client: F1197
Matter: 300
Billing Atty.: AIF

REMINDER STATEMENT

RE: TAX EXEMPTION

Invoice Number	Invoice Date	Fees	Expenses	Invoice Total	Payments / Credits	Balance
00397294	July 06, 2021	351.00	0.00	351.00	0.00	351.00*
					Total Amount Due:	**$351.00**

*Note: Last payment of $ 3,022.00 was received/applied on November 09, 2017

AGED ACCOUNTS RECEIVABLE

0 - 60 Days	61 - 120 Days	121 - 180 Days	181 - 360 Days	Over 360 Days
351.00	-	-	-	-